UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 17, 2014

Commission File Number: 001 - 36686

Forward Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Østergade 24A, 1
1100 Copenhagen K
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K and the exhibit attached hereto shall be deemed filed with, and not furnished to, the Securities and Exchange Commission.

Amendments to Articles of Association

On November 14, 2014, in connection with a partial exercise of the over-allotment option granted to the underwriters in connection with the initial public offering of Forward Pharma A/S (the “Company”), the Board of Directors of the Company increased the share capital of the Company by DKK 69,998 from DKK 4,581,376 to DKK 4,651,374 by issuing 699,980 ordinary shares of nominally DKK 0.10 each (the “Capital Increase”). The Capital Increase was registered with the Danish Business Authority on November 14, 2014. The Company’s Articles of Association were amended accordingly.

The Company’s Amended and Restated Articles of Association dated as of November 14, 2014, attached hereto as Exhibit 3.1, show the change to the share capital of the Company reflecting the Capital Increase.

Exhibits

3.1                               Amended and Restated Articles of Association of Forward Pharma A/S.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forward Pharma A/S

By:	/s/ Peder Møller Andersen
	Name:	Peder Møller Andersen
	Title:	Chief Executive Officer

Date: November 17, 2014

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EXHIBIT INDEX

3.1          Amended Articles of Association of Forward Pharma A/S.

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